Exhibit 12
AGL Resources Inc.
Statement Setting Forth Ratio of Earnings to Fixed Charges

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
Dollars in millions	2013	2012	2011	2010	2009
Earnings before income taxes	$522	$450	$311	$390	$384
Add:
Fixed charges (see “B” below)	200	203	145	123	115
Amortization of capitalized interest (1)	-	-	1	-	-
Distributed income of equity investees	3	14	-	-	-
Less:
Interest capitalized (1)	-	(1)	(1)	(5)	(3)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(18)	(15)	(14)	(16)	(27)
Adjusted earnings (A)	$707	$651	$442	$492	$469

Fixed charges
Interest on long-term debt	$182	$177	$101	$109	$98
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	6	13	37	7	10
Estimated interest components of rentals	12	13	7	7	7
Total fixed charges (B)	$200	$203	$145	$123	$115

Ratio of earnings to fixed charges (A)/(B)	3.54	3.21	3.05	4.00	4.08

(1)	Includes interest capitalized and related amortization for our nonregulated segments.